SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 7)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 7 amends and supplements the Soli-citation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994, Amendment No. 3 filed with the Commission on December 5, 1994, Amendment No. 4 filed with the Commission on December 6, 1994, Amendment No. 5 filed with the Commission on December 8, 1994 and Amendment No. 6 filed with the Commission on December 12, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding shares of the Company's common stock, par value $.625 per share (the "Shares"), and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, as amended and supplemented by the Supplement to the Offering Circular/Prospectus, dated December 7, 1994, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.

         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opin-ions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:

                   On December 14, 1994, the Company and T.M. Investors Limited Partnership, a partnership which includes certain Company affiliates, received commitments for $2.075 billion in credit facilities. These new credit facilities would replace the Company's current $1.4 billion of facilities only on consummation of the Exchange Offer and the availability of the new credit facilities is expressly conditioned upon completion of the Exchange Offer. The new credit facilities will also be used to refinance other existing debt and for the Company's general corporate and working capital purposes following


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         consummation of the Exchange Offer.  A press release dated
         December 14, 1994 relating to the new facilities was issued by KKR and such release is included as an exhibit hereto and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.


         Item 8.  Additional Information to be Furnished.

                   (b)  The description under "Certain Legal
         Proceedings" is hereby amended and supplemented by adding the following information:

                   On December 12, 1994, the parties to the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern District of New York against the Company, KKR and their respective directors, executive officers and related parties described in Item 8(b) of the Schedule 14D-9 entered into a written agreement, dated as of December 12, 1994 (the "Settlement Agreement"), to fully and finally resolve, settle and dismiss with prejudice all litigations and claims of any kind, asserted and unasserted, arising out of or related to the Exchange Offer and related transactions, pending the execution of a final stipulation of settlement and subject to the terms and conditions of the Settlement Agreement, which terms and conditions are, in all material respects, the same as were previously disclosed with respect to the Proposed Settlement. The parties to the Settlement Agreement have acknowledged that the Settlement Agreement creates a binding settlement, subject to consummation of the Exchange Offer and the other conditions contained therein. The Settlement Agreement is filed as an exhibit hereto and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.


         Item 9.  Material to be Filed as Exhibits.

                   The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

                   Exhibit 99.90 --    Settlement Agreement, dated as of
                                       December 12, 1994.

                   Exhibit 99.91 --    KKR Press Release, dated December
                                       14, 1994.





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                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated:  December 14, 1994     By: /s/ Allan L. Miller
                                           Name:  Allan L. Miller
                                           Title:  Senior Vice President,
                                                   Chief Administrative
                                                   Officer and General
                                                   Counsel




































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                                  EXHIBIT INDEX


         Exhibit                            Description



         Exhibit 99.90 --                   Settlement Agreement, dated as
                                            of December 12, 1994.


         Exhibit 99.91 --                   KKR Press Release, dated
                                            December 14, 1994.